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                               July 12, 2023

       Robin M. Raju
       Chief Financial Officer
       Equitable Holdings, Inc.
       1290 Avenue of the Americas
       New York, New York 10104

                                                        Re: Equitable Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-38469

       Dear Robin M. Raju:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       3) Investments, page 156

   1. We note your disclosure on page 160 stating that the Company did not intend to sell the securities nor will
likely be required to dispose of the securities with unrealized losses in your available for sale
portfolio before the anticipated recovery of their remaining amortized cost basis.
However, we also note your disclosure on page 215 stating that due to the potential need
for liquidity in a macro stress environment, the Company does not currently have the
intent to hold the underlying securities to recovery as part of your accounting for the
deferred tax assets and related valuation allowance associated with these securities.
Please clarify and reconcile how these disclosures are consistent with each other, and explain
your related accounting conclusions for each. Cite the specific authoritative
literature considered for your accounting conclusions.
 Robin M. Raju
Equitable Holdings, Inc.
July 12, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein,
Accounting Branch Chief, at 202-551-3847 with any questions.



FirstName LastNameRobin M. Raju                           Sincerely,
Comapany NameEquitable Holdings, Inc.
                                                          Division of
Corporation Finance
July 12, 2023 Page 2                                      Office of Finance
FirstName LastName